                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G



                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                    Under the Securities Exchange Act of 1934


                             Viasys Healthcare, Inc.
                   ---------------- ------------------------
                                (Name of Issuer)


                           Common Stock $.01 par value
                -------------------------------------------------
                         (Title of Class of Securities)


                                    92553Q209
                      -------------------------------------
                                 (CUSIP Number)











                                December 31, 2001
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)



CUSIP No.  92553Q209

 ......................................................................................................................

1.        Names of Reporting Persons.
          Glenview Capital Management, LLC
          I.R.S. Identification Nos. of above persons (entities only).  13-4136746
 ......................................................................................................................
2.        Check the Appropriate Box if a Member of a Group
 ......................................................................................................................
3.        SEC Use Only

 ......................................................................................................................
4.        Citizenship or Place of Organization                 Delaware

 ......................................................................................................................
                      5.    Sole Voting Power                  1,432,000
                      ................................................................................................
                      6.    Shared Voting Power                   0
                      ................................................................................................
                      7.    Sole Dispositive Power             1,432,000
                      ................................................................................................
                      8.     Share Dispositive Power              0
 ......................................................................................................................

Number of Shares
Beneficially Owned
by Each Reporting
Person With

9.        Aggregate Amount Beneficially Owned by Each Reporting Person                             1,432,000
 .....................................................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
 .....................................................................................................................
11.       Percent of Class Represented by Amount in Row (9)    5.5%
 ......................................................................................................................
12.       Type of Reporting Person          Not Applicable
 ......................................................................................................................

Item 1(a).        Name of Issuer:

                  Viasys Healthcare Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  227 Washington Street, Suite 200
                  Conshohocken, PA  19428

Item 2(a).        Name of Person Filing:

                  Glenview Capital Management, LLC.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  540 Madison Avenue, 33rd Floor
                  New York, N.Y. 10022

Item 2(c).        Citizenship:

                  United States.


Item 2(d).        Title of Class of Securities:

                  Common Stock $.01 par value

Item 2(e).        CUSIP Number:

                  92553Q209

Item 3. This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c)

Item 4.           Ownership.

                  Glenview Capital Management, LLC beneficially owns 1,432,000 shares of common stock, which represents 5.5% of the aggregate outstanding shares of that class. Glenview Capital Management, LLC has sole power to vote or direct the vote for the entire holding and has sole power to dispose of or direct the disposal of the entire holding.

Item 5.           Ownership of Five Percent or Less of a Class.
                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      1/3/02
                             -----------------------
                                      Date

                             /s/ Lawrence M. Robbins
                             -----------------------


                               Lawrence M. Robbins
                                       CEO